Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 13 DATED DECEMBER 4, 2012

TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 11 dated November 13, 2012 and Supplement No. 12 dated November 21, 2012.  The purpose of this Supplement No. 13 is to disclose:

•                  the status of our initial public offering;

•                  an increase to our Citibank credit facility; and

•                  the origination of a first mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of November 30, 2012, we raised total gross proceeds of $550.4 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of November 30, 2012, we received and accepted subscriptions in our offering for an aggregate of 52.6 million shares, or $523.6 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement. As of November 30, 2012, 58.0 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Increase to our Citibank Credit Facility

On November 30, 2012, or the closing date, NSREIT CB Loan, LLC, or NSREIT CB, our indirect wholly-owned subsidiary, entered into an amendment to our Master Repurchase Agreement with Citibank, N.A. dated July 18, 2012, or the Citi credit facility. The amendment increased the available financing under the Citi credit facility from $50 million to $100 million.  The amendment requires NSREIT CB to maintain at least $3.75 million and a maximum of $15.0 million in unrestricted cash at all times during the term of the Citi credit facility.  All other terms of the Citi credit facility and our related limited guaranty remained the same.

Origination of a First Mortgage Loan

On the closing date, we, through a subsidiary, directly originated a $72.0 million senior loan, or the senior loan, $65.5 million of which was funded on the closing date and $6.5 million of which will be funded over the next 24 months for leasing expenses and capital expenditures.  The proceeds of the senior loan were used to partially refinance a two-building office portfolio totaling 432,550 square feet, located in Tysons Corner, Virginia, or the property.  We believe the Tysons Corner market is highly desirable as it is the largest office market in Virginia, a nexus of various public transportation options, home to several Fortune 500 companies and close to Washington D.C., Dulles International Airport and Reagan National Airport.

The owner of the property is a subsidiary of a national real estate company, or the parent, that has a long track record of owning and managing commercial real estate properties.  According to the parent’s website, the parent started its business in 1972 and is currently responsible for managing over $5.0 billion of commercial, hospitality and residential assets nationwide and over the past 40 years has developed, acquired or managed over $16.0 billion of real estate assets.

The funded amount bears interest at a floating rate of 6.25% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 0.50%, resulting in a minimum interest rate of 6.75% per annum.  We expect to earn a 12.53% leveraged return, inclusive of fees based upon the utilization of our credit facilities.  We earned an upfront fee equal to 1.0% of the senior loan and will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

The initial term of the senior loan is 36 months, with two one-year extension options available to the owner, subject to the satisfaction of certain performance tests and the owner paying a fee equal to 0.25% of the amount being extended for the first extension option and 0.50% of the amount being extended for the second extension option.  The senior loan may be prepaid in whole or in part during the first 24 months, provided the owner pays the remaining interest due on the amount prepaid through the first 24 months.  Thereafter, the senior loan may be prepaid in whole or in part without penalty.

The property’s loan-to-value ratio, or the LTV ratio, is approximately 76%. The LTV ratio is the amount loaned by us to the owner over the current appraised value of the property as of November 9, 2012.